December 7, 2011

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Attention:	Mr. Justin Dobbie, Legal Branch Chief

Re:	Visteon Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed December 1, 2011

File No. 333-177899

Dear Mr. Dobbie:

This letter is in response to your comment letter dated December 2, 2011 directed to Mr. Donald J. Stebbins, President and Chief Executive Officer of Visteon Corporation (the “Company”). Your comments are reproduced below in bold italics, followed by the Company’s responses.

General

1.	We note your November 30, 2011 press release announcing the memorandum of understanding you signed with Yanfeng Visteon Automotive Trim Systems Co., Ltd., a joint venture that you have with Huayu Automotive Systems Co., Ltd., to sell the majority of your consolidated interiors business to Yanfeng Visteon Automotive Trim Systems Co., Ltd. Please revise your registration statement to describe the material terms of the agreement and your plans regarding this transaction. In addition, please file this agreement as an exhibit with your next amendment or tell us why this is not required.

The Company proposes to file a Current Report on Form 8-K, which will be incorporated into its registration statement, to provide the following disclosure with respect to the November 30, 2011 press release pursuant to Item 8.01 of Form 8-K:

On November 30, 2011, the Company announced that it had entered into a non-binding memorandum of understanding with Yanfeng Visteon Automotive Trim Systems Co., Ltd. (“YFV”), the Company’s existing Chinese joint venture. This memorandum of understanding relates to a potential transaction that would combine the majority of the Company’s global interiors business with YFV. No specific terms of the transaction have been agreed to at this stage; however, the Company believes that the memorandum of understanding represents an important step in the Company’s exploration of potential avenues to consolidate certain of its global interiors operations. The memorandum of understanding indicates that the parties’ shared goal is to conclude negotiations by March 31, 2012. The timing and structure of such combination would be based on the specific jurisdiction where the Company presently conducts its interiors business. The consummation of the transactions contemplated by the memorandum of understanding would be subject to, among other things, the satisfactory outcome of due diligence by YFV on the Company’s interiors business, the receipt of all required governmental, union and third party consents and approvals for such transactions, arrangements to retain certain key employees of the Company, the negotiation and execution of licenses, leases and service and other agreements relating to shared facilities, intellectual property, other assets and employees, the execution of definitive agreements and the satisfaction of any other conditions precedent to such definitive agreements. Pursuant to the memorandum of understanding, the Company has agreed not to negotiate or provide information relating to the sale of its interiors business to any third party until March 31, 2012 without the written consent of YFV. There can be no assurance that definitive agreements will be entered into or that such transaction will be completed in the timetable or on the terms referred to above.

The memorandum of understanding provides a framework for further discussions and negotiations between the parties and a basis to continue the explorative process. Additionally, announcing the discussions allows the parties to more freely discuss the potential transaction with various constituencies, including labor and works council and local regulatory bodies. The memorandum of understanding does not contain any binding agreements as to purchase price or the specific assets or liabilities to be transferred. The only binding provisions of the memorandum of understanding relate to exclusivity, confidentiality, public announcements and the governing law, none of which are material. Furthermore, the consummation of any transactions contemplated by the memorandum of understanding would be subject to definitive documentation, which would entirely supersede the memorandum of understanding.

Item 601 of Regulation S-K requires the filing of contracts “material to the registrant.” The Company does not believe that the memorandum of understanding is material to it. The memorandum of understanding does not contain any binding agreements as to purchase price, the specific assets or liabilities to be transferred, and the only binding provisions of the memorandum of understanding are not material. Furthermore, any definitive documentation consummating the transactions contemplated by the memorandum of understanding would supersede the memorandum of understanding.

In this context, we note that the Staff has issued guidance that no filing is required on Form 8-K when the registrant has entered into a memorandum of understanding with binding provisions only relating to immaterial terms. See Additional Form 8-K Disclosure Requirements and Acceleration of Filing Date, Securities Act Release No.

8400, Exchange Act Release No. 49424, 69 Fed. Reg. 15594 n.39 (Mar. 16, 2004). In making this statement, the Staff also declared that Item 1.01 to Form 8-K “parallels Items 601(b)(10) of Regulation S-K with regard to the types of agreements that are material to a company.” Id. (footnotes omitted).

Due to the limited binding provisions of the memorandum of understanding, we do not believe that the memorandum of understanding is material. We also contend that the Staff’s position that such a document need not be filed pursuant to Form 8-K supports the conclusion that the memorandum of understanding need not be filed as an exhibit to the Company’s registration statement on Form S-4. As a result, we do not believe that the filing of the non-binding memorandum of understanding is required nor would it be meaningful to investors.

Exhibit 5.01

2.	Please have counsel revise to include Exhibits A and B, which are referenced in the first paragraph of the Exhibit 5.01.

The Company will amend its registration statement on Form S-4 to provide a revised exhibit 5.1 to include Exhibits A and B thereto.

* * * * * * * *

We acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the matters discussed in this letter, you may contact Mr. Michael K. Sharnas at (734) 710-5236 or me at (734) 710-5266.

Very truly yours,

/s/ Peter M. Ziparo

Peter M. Ziparo

Assistant General Counsel

cc:	Michael K. Sharnas, Esq.

Jerry T. Nowak, P.C.

Paul Zier, Esq.